Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

This filing relates to the proposed merger involving CBRE Acquisition Holdings, Inc. and Altus Power, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of July 12, 2021.

On September 27, 2021, Altus Co-Founders and Co-CEOs Gregg Felton and Lars Norell participated as guests on the Absolute Return Podcast. A transcript of the discussion is set forth below.

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Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate financial technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.Com.

Julian Klymochko: So, we are live with Gregg and Lars from Altus Power. And I was going through your guys’ backgrounds, pretty similar, studied law. We’re going to be lawyers, but I guess world, life had something else for you. Both of you guys went into finance, had long careers in finance prior to co-founding Altus Power, a number of years ago. Could you start things off just giving our listeners a quick background on your career trajectories?

Lars Norell: Absolutely, you want to start?

Gregg Felton: Sure, so nice to meet you and thank you for having us today. I’m Gregg Felton, and I’m a lawyer by training. It’s true, I also went to business school and I started my career in an investment banking and ultimately spent the predominance of my career on the buy side of Wall Street, building investment platforms. And that’s a really a path that I loved and really wanted to stick with. And I spent many years there, most recently I was a partner at Goldman Sachs where I founded and was the Chief Investment Officer of the Credit Alternatives business within Goldman Sachs, which really looks to own and investment securities really across the public and private markets of credit, looking for areas of value for investors and the fixed income background that I have. And the career that I spent on Wall Street really was an excellent experience and foundation for what I ultimately did when I left Goldman Sachs in 2013, to join Lars Norell to build Altus Power. So that’s quickly my background and history. And as we talk more about Altus Power, hopefully we’ll give you a perspective of why fixed-income is such an incredible foundation for the business that we’re engaged in, in clean energy, Lars.

Lars Norell: Thanks, Gregg. My name is Lars Norell. I also went to law school. I actually went to work as a lawyer at least for a year and a half in the city, in New York city. And after that went on to a career in investment banking as well. Began at Credit Suisse where I was in structured credits and then moved with my team to Merrill Lynch where again, I wasn’t starting credit [Inaudible 00:02:17] the structuring desk of U.S. credit markets. And then onto a company called Cohen Company, where many of us from Credit Suisse and Merrill Lynch ended up and in 2009 left

Cohen to start Altus. And it’s interesting, the background that Gregg and I have accumulated and the markets that we’ve been active in and I’ve spent most of my life on the sell side. So, putting large transactions together and building platforms that could see a lot of throughputs and a lot of growth, all those things are very relevant in building Altus and they prepared us very well. Being in this sort of business right now and offering clients, you know, building-based clean electrification, whether it’s solar or storage or EV charging has a lot to do with real estate for us in the nexus of real estate and their energy consumption and what we believe should be energy production adjacent to, or on top of real estate as well.

Many of those things have to do with discount rates. How valuable are assets? How much do they cost to build up front? How much do they cost to service over time? What are the contractual rights you have to exist on that roof? Is it five years? Is it fifteen years? We’d like it to be twenty-five years because the solar module is warrantied from the producer or the vendor of it to function for twenty-five years. And because in solar, all the investments really upfront, once you have a solar system in place, it’s, what’s called a steady state technology. Means there’s no moving parts in it. So, you want to make sure that your real realistic contract allows you to exist on the client’s property for as long as possible. So, contract law, in being able to read a document and understand what risks and exposures you may or may not have both for you and also for your client are very important part of what we do every day. And we teach the analysts on our desk and some of them come prepared already and others have to be taught. But interestingly enough, our backgrounds in law have served us really well which we’re very happy about.

Julian Klymochko: So, it looks like we have four recovering investment bankers on the podcast today. And I wanted to dig into, you mentioned a couple of key themes. Number one is both your backgrounds in fixed income and credit and how that has helped in the development and the growth of Altus in addition to the real estate aspect of it. So how do these dynamics work together? I assume it’s much of what you do is once you have knowledge of how the system works, a lot of, it’s just a modeling exercise in which you have the upfront capital costs, you measure internal rate of return go, or no go on a project.

Lars Norell: Yeah, that correct Julian. It’s effectively a relatively straightforward financial underwriting of expenses and capital investments that you make upfront. And obviously there’s some expenses ongoing. You have to continue to pay insurance. We have to have trucks that roll out to solar systems to inspect them a couple of times a year to make sure that they’re performing as they should. And then on the other side of the ledger, you have income and the income comes from selling electricity to a building owner or to a tenant that’s existing in a landlord’s building.

And the tenant or the operator of the building is very happy to buy electricity from Altus. Our base offering is to sell electricity that’s made on the roof, above the tenants at a 25% discount to what they pay to grid. So, the tenant gets clean electricity that’s made immediately above their heads, add a twenty-five percent saving to the grid price. Their carbon footprint is of course reduced dramatically very quickly. And it’s a very tangible reduction in your carbon footprint. You can see it; the system produces energy immediately above you clients and the employees and other stakeholders are aware of the fact that your building has gone from being in [Inaudible 00:06:28] of carbon to just being a producer of it as well. So, those savings that the customer realized is great for them and the income is great for us. And so, the unit economics that we usually see out of a solar system is around 7 to 9% before leverage. And once we put an asset into our senior funding facility, it’s more mid-teens that we see on the traditional assets. And we find that, actually, I’ll let Gregg talk about that.

Gregg Felton: Yeah, I mean, I think that the returns that we’re able to generate for our shareholders are pretty terrific, but I think importantly, we think about the benefits that we provide to all stakeholders in the mix. So, if you think about the real estate owner, who’s achieving an attractive and lucrative lease stream, they wouldn’t otherwise achieve by virtue of hosting the solar array, the tenant inside the building, or perhaps elsewhere in the community, which we can talk about different sources of power off-take, are all saving money in every single system that we build. There’s power savings for the customer. And then there’s our investor or shareholders who earn attractive returns. And we can talk about the particular financing architecture we put in place. We’ll get to that a little bit later, perhaps, but we are able to generate attractive returns for our investors.

And again, going back to the fixed income backdrop and the foundation that we have, if you look at solar and clean electrification, the solutions we’re providing, and you think about the durability and the longevity of the cashflow, as compared with all other similar opportunities or investible opportunities, an investor might be looking to access. This is incredibly attractive not to mention the ESG attributes of what we’re doing, but just the investment income as compared with other investible opportunities is super compelling. And that’s what’s of course led to a lot of capital coming into this market over the last many years.

Julian Klymochko: That makes a lot of sense. You mentioned kind of three key tenants for the story. So, number one, like real estate, they get to rent out, basically unused space, generate income, you got the consumer, that ESG aspect of it. They’re utilizing clean electricity, you know, less pollution better for the environment. Then from the investor perspective, you mentioned 7 to 9% and leveraged. IRR is when you finance that with some debt on your balance sheet, that turns into more of a mid-teen leveraged IRR return on equity, which is especially compelling in a zero-interest rate environment. I was just looking; I think investment grade corporate bonds are yielding about 2.2% and even have some junk bonds suppose that high yield bonds sub 3%. So, would you mind digging in to that investor value proposition and how you structured the company to capitalize on that?

Gregg Felton: Yeah, sure. So, I think pretty important and powerful about Altus Power and the way we designed the business. So, the first thing is way back when, when we formed the business, we deliberately set the company up as an operating company, and what’s important Julian, if you looked at the sector and the peer group, we competed in the early days against a number of other players who were set up much more like asset management vehicle goals, which in particular look like private equity or hedge fund structures. So that would be funds that had a limited life that ultimately, we’re investing in assets that have 35-year useful life. And of course, there’s a mismatch in duration as between the asset and the investor expectation of return of capital, nothing wrong with that. But we really wanted to stick with the asset for the longest period of time possible, ideally permanently, and that ultimately meant creating an operating company.

So, the business was set up as an operating company. We partnered with high quality institutional capital partners, which included Blackstone way back eight years ago, they were an early institutional partner and with Blackstone as well as along the way, Goldman Sachs and Global Atlantic Insurance, these institutions helped us to scale a business which was designed to be positioned to ultimately be one of the largest, if not the largest player in the market. And that’s really what we’ve been building over the last then plus years. We’ve really been trying to get to a position of scale, certainly brand recognition, and a lot of what we’ve done over these many years has been designed to facilitate scalability. One element of scalability is financing, putting in place, a financing architecture that allowed the company to continue to build and ultimately have optimized and ultimately even the most efficient form of financing for us on the financing side getting access to efficient financing meant building a portfolio of scale and diversity.

We got to a place of scale and diversity a number of years ago that allowed us to get the first commercial and industrial solar securitization done with an investment grade rating. We have that facility in place today. We borrow at about three and a half percent. And so, we would say that the architecture of our financing and the fact that we can take these assets that we’re creating and efficiently finance them in a facility that is not only low cost, but also scalable that allows us to continue to grow that facility over time is an important ingredient in the business because what it allows us to do is focus on all the other dimensions of the business, which include originating opportunity, designing engineering, and constructing those opportunities. Ultimately, obviously having a business that can successfully manage those assets, engage with customers and all the other elements of our business, which are so critical. So, each of the each of the perspectives as it relates to scalability, and we can, again drill down in in different levels of that throughout the organization. But I would say that from Lars and my background, as it relates to building businesses, we brought with us a philosophy and an approach that was very long-term and orientation and focused on making sure we had a business set up for long-term success.

Julian Klymochko: From what I gather, it appears that, you know, scaling and diversity in the assets as a key competitive advantage, along with its brand recognition of where to I’m sure the recently announced growing public transaction helps with which we’re going to touch on. But prior to getting into that, I do want to see if you can touch on what your current solar asset portfolio looks like in addition to what the pipeline for future assets looks like.

Lars Norell: Sure, I’ll be happy to talk about that. We are now in seven-teen states across the nation from Hawaii in the west to Vermont in the Northeast. The typical customer Altus is likely a large corporate that owns and operates its own building or a building that for which it has a very long-term lease in where the energy produced on the roof. So, the standard product that Altus offers is a building based clean energy system. Most commonly located on a roof of a client. So, think a very large distribution center or a super TJ Maxx or something along those lines. And just for guidance, those rooms tend to be something like 150 to 200,000 square feet in size. On a roof like that, you can fit about three to four megawatts of silver, and that will likely produce energy and savings for the customer.

And the savings are possibly going to be somewhere around 50 to $100,000 a year for a system that size. And that energy is sold to the customer under a twenty-five-year power purchase agreement. And the power purchase agreement is good for the customer because it only makes them pay for energy that they actually receive. And as we talked about before, our standard form contract or offer is to sell them that energy at a discount to their grid rate. So, if they were paying eleven cents for brown power yesterday, we’re selling them green power at say seven and a half to 8 cents today, we very commonly do not knock out a hundred percent of the customer’s energy usage. We knock out about 60 to 80%. The reason we try to stay a little bit below often has to do with the fact that the roof is limited relative to what the amount of power that they consume, but in some circumstances, in, for example, the Northeast, there’s more power produced by the solar system in the summer months.

So, between April to say October, so if you’re producing on average across the year 70% for a customer, then you’re probably producing a hundred percent of that customer’s energy in May, June and July. And you’re only producing about 40% for that customer’s power usage in December or January or February. And the overall average done across the year is 70%. Then you don’t want to overproduce in the summer. That’s why you land at that number. We also sell power Julian to school systems and universities and other educational institutions but the most typical customers and corporate one with the solar system, either in the roof or in the parking lot next to them.

Michael Kesslering: So, when you talk about your typical customer, big topic in the investment world has been ESG, particularly the environmental aspect over the last number of years. Is your typical customer, a public company that’s really looking to juice up their ESG score? Is that a trend that you’re really seeing in your customer base?

Lars Norell: Yeah, it’s a great question. In several of our customers are public companies. But when we built Altus about a decade ago, a little over a decade ago, we very quickly noticed that those presentations to corporate customers or public enterprises, where we focused on the savings and allow the customers themselves to sort of get all excited about the ESG benefits and the green nature of the power that we were going to produce, those usually end the best. When we mentioned that green benefits, even though we did it in a very subtle and slight manner, it starts to sound like you’re sort of lecturing the customer a little bit about what they should do, and that felt like it wasn’t the right approach to us. So, we’ve taken the tack of leading with savings and economics and benefits that from a monetary perspective are immediately evident to customers.

However, and to your point, the recent trendline, let’s say over the last eight-teen or so months is a complete about face, among all, basically aspects of our customer base, whether it’s a high school in Connecticut or California, or a hospital in Hawaii or a corporate customer in California, all of them are ultra-focused on the ESG angle right now, to the point where some customers seem at least to be less interested in savings today than perhaps what’s historically been the case. We don’t think we’re going to abandon our savings; you know, theme and continue to offering customers savings from our clean electricity. But if they are quicker to act and allow us to move faster with the permitting and the installation and all these other aspects of building a solar system and then turning it on, then obviously we’re very happy about that. So that’s something we’re noticing right now.

Michael Kesslering: One other question I had with regards to that, and I think that’s very interesting that the focus has shifted more to the environmental impact and less away from the economics. On the insurance side is, as you had mentioned that as one of the costs that have to be factor in, how is the trend with insurance being? Is that something that’s coming down over time and becoming more and more competitive amongst the insurance providers? Or how is that working?

Gregg Felton: Yeah, there’s definitely an evolution there that has happened if you’d imagine the early years of solar, there wasn’t a lot of history and experience and data to allow the underwriters of insurance to really price that efficiently. And as there’s been a lot more history and again, a proliferation of solar both residential and commercial industrial, as well as utility scale. The insurers have gotten a lot smarter and there have been able to sharpen their pencil with respect, to thinking about how to price insurance in the appropriate way. So, yeah, that’s definitely been moving in the right direction. There are also, Michael, a number of other elements that have been moving in the right direction. And we’d be remiss if we didn’t talk about just the general theme of solar installation costs, as well as operating costs coming down over time. That’s for sure as this industry has evolved and matured, a lot of the costs both Capex, the initial capital cost, as well as the operating costs have become more efficient. That has absolutely been the case.

Michael Kesslering: And how are you seeing the storage market? That’s something that always gets brought up with regards to renewables is historically the lack of storage options. Are you seeing improvement in this area? What are some of the recent developments and areas that you are involved on that side?

Lars Norell: Sure, the backdrop is one where solar is an amazing resource. That for obvious reasons will be an integral part of the mix that is to say solar can be made inside the congested areas of the grid, delivering power to users from the rooftops or parking lots. But when solar can’t do on its own, it’s delivered that power at 8:00 PM after the sun has set. So, storage is transformative to silver. It completely enhances the value offering that solar energy brings. It takes the intermittency away and allows users. For example, hospitals that really do need to have energy flowing into them to secure the ability to conduct operations and other things late at night, early in the morning, it allows them to make solar into their energy mix as well, which wasn’t the case before storage. So, we’ve taken the position at Altus that basically everything we do from now on, and we started this about eight-teen months ago is, solar and storage.

There’s no storage group at Altus, every single person who models transactions, every single person who designs PV systems to go into parking lots or roofs is also designing storage as a component of that silver system. We’re currently installing storage in many markets, but there are some markets where we are not adding a storage currently. We’re still sizing it to make sure that what we have an idea of what the storage component of the solar system would look like when the business model exists to implement it. But there are some markets where there are no state-based support for storage, or perhaps there are not a lot of demand charges which makes storage very worthwhile in, other circumstances where there’s not a good revenue stack available yet for storage. And in that case, we don’t install it.

We’re not we’re not mindlessly going to add storage, even when it doesn’t make economic sense, storage has added if the customer wants a longer delivery window of solar power, or if they want resiliency, or if the particular state in question has support programs that make it economically viable for us to deploy capital into storage. And we should add that more and more states fall into that category. Some that we are working in right now, Hawaii, California, New York soon to be Connecticut, Massachusetts, all those markets are great for storage. And when the business case or the business rationale exists, then we add storage. We have a couple of suppliers and companies that we work with on that front. We’ve we built storage together with stem. We own storage from Tesla. We are working directly with some of the inverter manufacturers that we have otherwise bought in inverters from for many, many years, Sungrow is one of them. And there’s a lot of different offerings in the market. All of them, very qualified entities with a good handle on the technology. But it’s important for us that we can design and scope the storage element of a system in-House. We need that expertise here at Altus as well, very happy to work with partners, but ultimately, we need to make sure that we know how to operate it, how it integrates with the solar system. So, it can deliver value to the customer.

Julian Klymochko: Sounds like there’s a ton of very attractive growth opportunities, both on just rolling out these solar portfolio assets and then incorporating storage and all that. And to capitalize on those growth opportunities, obviously you guys need access to capital sites, and that was one of the reasons why you announced the recent $1.58 billion merger with CBRE Holdings. You guys are going public. So, what are you looking to accomplish aside from raising capital by becoming a public company?

Gregg Felton: Yeah, no, I think appreciate the question. So first off, we were quite happy building our business privately, and I want to reiterate, we’ve had an excellent partner in Blackstone who has provided us with industry leading financing for the last eight years. So as a private company, we feel like we’re incredibly well positioned. We have competitive capital today but we are absolutely looking to continue to grow at a pace that will require more capital. And we believe the act of going public is in and of itself a way to accelerate our growth for a variety of reasons, including access to incremental capital, including increasing the brand awareness of Altus. I want to kind of highlight the particular way we’re going public which is of course, with a merger with CBRE and what CBRE brings to the table. They’re not just a financial SPAC partner.

They are a highly strategic partner, CBRE controls, or manages over eight billion square feet of real estate. And as you heard Lars say earlier, real estate is really at the core of what we do. And so having a partner with that position where they can effectively introduce us to and provide us access to these tremendous opportunities ultimately globally, but initially nationally is an important strategic rationale for why CBRE represents an excellent partner. There’s a number of other elements of their SPAC that are important that I think it’s worth referencing. Number one, they are by virtue of their spec set up, they affected their SPAC in what’s called the sale format, which means that they’re promoted. Unlike a traditional SPAC sponsor is not granted upfront it’s instead earned over time as the stock performs. So, they earn their way into an incentive structure.

That’s incredibly important. You know, also CBRE is our largest pipe investor. We raised a $275 million PIPE as part of the total $678 million raise. So as our largest pipe investor, as well as a provider of $150 million backstop, which is essentially there to buy any stock that any existing SPAC investor might not want to continue to hold. They have an enormous amount of financial commitment that they’ve brought to bear to this transaction. So, they’re incredibly aligned investor. Blackstone will remain a significant, in fact the largest institutional partner. And so, while we’re going public, we are retaining all of the connectivity to Blackstone financial interest, their strategic position as partner of the company, but we’re adding a new and incredibly impactful partner in CBRE.

Julian Klymochko: I’m glad you did mention why and what made CBRE a good SPAC merger partner, because one criticism in the SPAC structure that we hear from shareholders is, oh, the sponsor gets all these cheap shares. They have no skin in the game, but I’m glad you mentioned that sales structure. And in that the sponsor only does well if the regular shareholders do well. So, it’s important to have that alignment and really kind of putting their money where their mouth is, so to speak. One thing I did want to touch on, once this going public merger is completed, you guys are going to be up and trading under the symbol AMPS. There are a number of clean energy producers in a marketplace. Why should investors pay attention to Altus? What are your key differentiating factors? Besides good management of course.

Lars Norell: Yes, well, we’re not going to lead with that argument Julian. Tried to come up with a better value offering in that we’re very happy to be in a category of one, at least for the moment as it relates to ourselves, what we have to offer in our backers sponsors and customers and pipeline in what some of the other companies that you mentioned are involved in. Obviously, there’s some fantastic companies in the residential solar space. The residential solar spaces is very close to what we do, but it’s not the same as what we do. There’s a handful of people who are public entities. Brookfield is one of them who have utility scale solar systems as well in addition to C&I Solar. Utility scale solar share the cost benefits of installation that we enjoy in C&I solar.

When you build very large solar systems, you can press the unit cost of each watt installed solar down a little bit, but unlike utility scale solar. Altus sells energy at retail prices. We’re not pumping energy into the grid out in some desert, far away location. We’re inside the congestion zone. Sitting right on top of a building that has a university or a hospital or a TJ Maxx or some other corporate in it. And so, the value of each unit of energy, kilowatt hour of energy that we create is superior to that of utility scale of silver players. Unlike the residential scale solar player, still have a very high unit cost when they installed, because they build very small systems. We have an excellent economy of scale in play when we build our solar system. So, we think that the particular real estate, no pun intended. That we occupy in between utility scale and residential scale, it’s actually the most attractive spot to be in.

And as it relates to that particular space, Altus is the only publicly traded company that is a pure play on that particular asset class. And with all the customers that we have, and the fact that we’re organized, as Gregg said to basically hold these solar systems for term, we have permanent capital. And we have very long duration, senior funding facilities. We’re effectively able to house both customers and assets in Altus permanently. And we’ll use that, shall we say, incumbency to continue to deliver value to those customers by adding storage, EVs charging, in other services over time. So, we really liked the space we occupy and we love the structure that we’ve been able to come up with fortunately

Julian Klymochko: Thank you for clarifying the key differentiating factors and why you think that investors should pay attention to the stock. So, prior to letting you go, Gregg, and Lars, I did want to ask one more question as an enterprising individual who started in law school, did the investment banking thing, and now Co-CEO of the soon to be public company, any nuggets of advice, keys to success thus far?

Gregg Felton: Yeah, absolutely. First of all, building a business is not a trivial endeavor and it takes a significant commitment and a long-term mindset. I think Lars and I had the benefit of successful Wall Street careers, which I think plays nicely into what we’re building today. We picked an industry with incredible secular tailwinds. We also, as you heard focused on building the right structure, but importantly, we also aligned with the right shareholders and we’re focused on building the right culture. And the culture is an incredibly important ingredient. It means having the right employees and setting a tone for this long-term success and ultimately having everyone win together, every employee of Altus Power is a shareholder of Altus Power. And we think that’s incredibly important because we really have a mindset here and a philosophy to bring everyone into this journey and this exciting future together. And so, we’re excited to build this business. It’s still early days. We, we call it the end of the beginning here at Altus Power, as we approach being a public company. There’s a lot of work to do, but we’re excited to execute.

Lars Norell: I want to add one little thing. You should get really, really good at Microsoft Excel, but other than that, I agree with Gregg.

Julian Klymochko: Okay, great. Well, there you have some keys to success, so thank you Lars, thank you Gregg, for summarizing the Altus Power story. So, super exciting, if investors want to learn more, check out the stock. Currently trading under CBAH, that is the CBRE Holdings stock. And once this deal closes, is expected in the fourth quarter, the symbol will be AMPS, Amps. So, starting off with a sweet ticker symbol. So, thank you guys for coming on the show today, wish you the best of success. And it’s an exciting story, looking forward to following the developments.

Gregg Felton: Thank you.

Lars Norell: Thank you very much. We enjoyed it.

Julian Klymochko: Alright, bye everybody.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

About Altus Power

Altus Power, based in Greenwich, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally-sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired in excess of 340 megawatts from Vermont to Hawaii. Visit altuspower.com to learn more.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the planned business combination between Altus Power and CBAH (the “Business Combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH (the “Business Combination Agreement”) and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus in connection with the proposed Business Combination and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about CBAH, Altus Power and the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Business Combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about Altus Power, CBAH and the Business Combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to the use of proceeds for the new credit facility and analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Business Combination, the business plans, objectives, expectations and intentions of CBAH once the Business Combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the Business Combination Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Business Combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in the Registration Statement and CBAH’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Altus Power Contacts

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com